News release
For immediate publication

ART Advanced Research Technologies Inc. Announces Closing of Private Placement of US$5.9
Million with OppenheimerFunds, Inc.

Financing Represents Fourth Investment in ART by OppenheimerFunds since 2001

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Montreal, Canada, July 14, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that it has closed on its previously announced US$5.9 million private placement of convertible preferred shares with OppenheimerFunds, Inc., a long-time shareholder of ART. ART intends to use the net proceeds of the financing as working capital and to finance its corporate development. This private placement has received all necessary regulatory approvals, including that of the Toronto Stock Exchange.

The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share, representing 119% of the closing price of the Company’s common shares on the Toronto Stock Exchange on June 30, 2005. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The preferred shares are convertible at OppenheimerFunds’ option at any time into common shares at a fixed conversion price of C$1.26 per share. The definitive agreement under which the private placement closed provides that, if on the first anniversary of closing of the transaction, the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, OppenheimerFunds will have the option to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction. The definitive agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each preferred share) upon the occurrence of certain events or the achievement of certain milestones.

Finally, for a period of twelve (12) months commencing from the closing date, OppenheimerFunds shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total additional investment of C$2,280,000. Each such additional preferred share shall be convertible at a fixed conversion price of C$1.08 per share, equal to 112.5% of the closing price of the Company’s common shares on the Toronto Stock Exchange on June 30, 2005 (being an effective conversion rate of 1.0056 common share for each additional preferred share).

This private placement was made under an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and purchasers may not offer or sell the securities sold in the offering in the absence of an effective registration statement or exemption from registration requirements.

This news release is issued pursuant to Rule 135(C) under the United States Securities Act of 1933 and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

This news release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or pursuant to an exemption from registration. Any public offering of securities made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and will contain detailed information about the company and management, as well as financial statements.

ART was represented in the transaction by Winchester Capital, as financial advisor, and by Osler, Hoskin and Harcourt LLP, as outside counsel.

About OppenheimerFunds

OppenheimerFunds, Inc. is one of the United States’ largest and most respected investment management companies. As of March 31, 2005, OppenheimerFunds, Inc., including subsidiaries and controlled affiliates, managed assets of more than $170 billion, including assets in more than 60 mutual funds and more than 7 million shareholder accounts.

The products and services of OppenheimerFunds, Inc. and its controlled affiliates include: mutual funds, hedge funds of funds, qualified retirement plans for individuals and corporations. OppenheimerFunds is widely recognized as a leader in educating and empowering investors and for its award-winning customer service.

OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10080. OppenheimerFunds, Inc. is a member of the MassMutual Financial Group and is not affiliated with Oppenheimer & Co, Inc. or Oppenheimer Capital. For more information about OppenheimerFunds, visit its Web site at: www.oppenheimerfunds.com.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777
www.art.ca